Shinhan Card’s Board Resolution to Convene General Shareholders’ Meeting for the Fiscal Year of 2007

On February 15, 2008, the board of directors of Shinhan Card, our wholly-owned credit Card subsidiary, made a resolution to convene the annual general shareholders’ meeting for the fiscal year of 2007 as follows:

1. Date and Time: March 18, 2008, 3 P.M., Seoul time.

2. Venue: Conference room, 21th floor / Shinhan Card

Post Tower Building B, 21, Chungmo-ro 1ga, Jung-gu, Seoul, Korea

3. Agenda

1)	Approval of balance sheet, income statement and statement of appropriation of retained earnings for the fiscal year 2007 (January 1, 2007 ~ December 31, 2007)

2)	Appointment of directors

3)	Approval of director remuneration limit

One the same date, Shinhan Card also announced that its board of directors made a resolution to pay cash dividend for the fiscal year 2007, subject to the shareholders’ approval on March 18, 2008. Total dividend amount is KRW 700,815 million or KRW 5,590 per share. Since Shinhan Financial Group wholly owns Shinhan Card, the Group will be receiving the total dividend amount from Shinhan Card.